Monetta Trust
1776-A South Naperville Road, Suite 100
Wheaton, IL 60189-5831

May 15, 2015

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Monetta Trust (the “Trust”) Monetta Fund, Monetta Young Investor Fund and Varsity/Monetta Intermediate Bond Fund (the “Funds”) Registration Numbers 033-54822; 811-07360

Dear Mr. Eskildsen:

This correspondence is in response to the comment the Trust received from you on May 13, 2015 with respect to the December 31, 2014 financial statements filed on Form N-CSR on March 5, 2015 for the Funds. For your convenience, your comment has been reproduced with the Trust’s response following the comment.

Comment 1.	Given that the Monetta Mid-Cap Equity Fund was liquidated on December 20, 2013 and has submitted all of its final regulatory filings, please ensure EDGAR reflects its inactive status.

Response:	The Trust confirms that the Monetta Mid-Cap Equity Fund has been marked “inactive” in EDGAR.

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the financial statements filed on Form N-CSR. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the financial statements filed on Form N-CSR may not foreclose the Securities and Exchange Commission from taking any action with respect to the Trust’s financial statements. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for Monetta Trust